SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________

                          FORM 11-K

     (Mark One)

     [X]  Annual Report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the calendar year ended December 31, 1999

                               OR

     [ ]  Transition report pursuant to Section 15 (d) of the
          Securities Exchange Act of 1934

          For the transition period from ________ to _________

          Commission file number 0-30270

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                         CROMPTON CORPORATION
                   INDIVIDUAL ACCOUNT RETIREMENT PLAN

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                      Crompton Corporation
                        One American Lane
                       Greenwich, CT 06831



                           CROMPTON CORPORATION
                     INDIVIDUAL ACCOUNT RETIREMENT PLAN



                    Index to Financial Statements



Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1999 and 1998

Statements of Changes in Net Assets Available for
  Plan Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements

Schedule of Assets Held for Investment Purposes at End-of-Year December 31, 1999

Signature



                        CROMPTON CORPORATION
                   INDIVIDUAL ACCOUNT RETIREMENT PLAN


                    Financial Statements and Schedules


                        December 31, 1999 and 1998



               (With Independent Auditors' Report Thereon)




                            CROMPTON CORPORATION
                      INDIVIDUAL ACCOUNT RETIREMENT PLAN



                              Index




Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits as of
  December 31, 1999 and 1998


Statements of Changes in Net Assets Available for
  Plan Benefits for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements



Schedule


Schedule of Assets Held for Investment Purposes
 at End-of-Year December 31, 1999 ...................           I







Independent Auditors' Report


The Board of Directors
Crompton Corporation:


We have audited the accompanying statements of net assets available for plan benefits of Crompton Corporation Individual Account Retirement Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          /s/KPMG LLP




Stamford, Connecticut
June 16, 2000





Crompton Corporation
Individual Account Retirement Plan
Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998




                                                      1999          1998

Assets
Investments:
  Guaranteed Investment Contracts               $  22,415,347 $   8,332,530
  Fleet Stable Asset Fund                          49,372,119    10,906,952
  Fidelity Advisors Government
    Investment Fund                                 6,860,405     4,715,579
  George Putnam Fund of Boston                     18,120,208    19,025,781
  Putnam Voyager Fund                              51,375,561    29,904,024
  Putnam International Fund                        12,487,042     1,632,226
  Invesco Industrial Income Fund                    2,707,537     1,181,246
  Galaxy Growth & Income Fund                      31,197,704     1,488,309
  Galaxy Large Company Index Fund                  19,323,717     3,889,377
  Galaxy Asset Allocation Fund                      1,631,750       650,184
  Galaxy Small Cap Value Fund                       8,310,366     1,655,106
  Crompton Corporation - Common Stock               1,249,412        -
  Loan fund                                           732,485        -
Contribution receivable from Crompton Corporation     824,777       392,634
Contribution receivable from plan participants        663,801       231,315
Cash and cash equivalents                              96,996        11,503
Accrued income                                        533,493        91,758
Net assets available for plan benefits          $ 227,902,720 $  84,108,524



See accompanying notes to financial statements




Crompton Corporation
Individual Account Retirement Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1999 and 1998




                                                        1999          1998
Additions attributed to:
  Investment Income:
    Interest and  dividends                       $  14,991,669 $   5,777,960

    Net appreciation in fair value
       of investments                                15,479,386     4,197,018
    Net Investment Income                            30,471,055     9,974,978

  Contributions:
    Employer                                          8,831,797     4,402,790
    Employee                                          8,208,972     2,597,231
                                                     17,040,769     7,000,021

  Rollovers from qualified plans                        320,148       303,123

  Transfer of Uniroyal Chemical Company, Inc.
    Retirement Reserve Fund Plan assets             117,333,650        -
        Total additions                             165,165,622    17,278,122

Deductions attributed to:
  Benefits paid to participants                     (14,928,054)   (6,522,250)

  Ingredient Technology Corporation Divestiture -
    plan to plan transfer                            (6,443,372)       -
Net increase                                        143,794,196    10,755,872

Net assets available for plan
  benefits at beginning of year                      84,108,524    73,352,652

Net assets available for plan
  benefits at end of year                         $ 227,902,720 $  84,108,524


See accompanying notes to financial statements




                     CROMPTON CORPORATION
               INDIVIDUAL ACCOUNT RETIREMENT PLAN

                 Notes to Financial Statements

                   December 31, 1999 and 1998


(1)   Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

(2)   Description of Plan

      Effective January 1, 1983, the Board of Directors of Crompton Corporation (the "Company") adopted the Individual Account Retirement Plan (the "Plan"). The following description of the Plan provides only general information. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Fleet Bank (the "Trustee")has been selected by the Company as the custodial trustee. The Trustee has custodial responsibility for a trust fund on behalf of the Plan and maintains accounting records for all plan assets. These assets and the changes therein have been reported to the Plan administrator and certified as complete and accurate by the Trustee.

      Eligibility

      Effective January 1, 1999, employees of participating divisions of the Company are eligible to participate in the Plan after the completion of thirty consecutive days of employment. Prior to January 1, 1999, employees of participating divisions of the Company were eligible to participate on the first day of the month subsequent to attaining the age of 21 and completing 1,000 hours of service during the 12-month period following the date of hire or any succeeding plan year. Employees participating in the Crompton Corporation Retirement Income Plan (the Predecessor
Plan) automatically became participants in this Plan.

      Contributions and Vesting

      Each year the Company will contribute to the Plan an amount equal to at least 4-1/2% of each participant's compensation. The first 2% is designated as a Basic Company Contribution and immediately vests with the participant. Effective January 1, 1989, the remaining 2-1/2% plus any additional contribution provided by the Company that is designated as a Supplemental Company Contribution vests 100% over a five-year period at a rate of 40% after two years of service and an additional 20% per year thereafter. One hundred percent vesting is attained after five years of service, and upon retirement, disability, death or upon change of control of the Company. Prior to January 1, 1989 vesting occurred over a ten-year period at a rate of 50% after 5 years of service, and an additional 10% for each succeeding year of service. For vesting purposes, participants in the Predecessor Plan receive credit for all years of service from age
21. During 1999 and 1998, the Company elected to contribute 6% of each participant's compensation. Prior to January 1, 1999 participants could elect to contribute up to 6% of their compensation to the Plan (Voluntary Participant Contributions) by means of a payroll deduction. Effective January 1, 1999 non-highly compensated participants and highly compensated participants may elect to contribute up to 15% and 8%, respectively, of their compensation to the Plan. Highly compensated is defined as annual compensation in excess of
$80,000.   Voluntary Participant Contributions are treated as
pre-tax contributions, as the participants will not be subject to Federal income tax in the year of the contributions.

      Participant Accounts

      Company and Voluntary Participant Contributions are accounted for in Individual Accounts established for each participant. Each Individual Account consists of the Basic Company Contribution Account, the Supplemental Company Contribution Account, the Voluntary Participant Contribution Account, if applicable, and an allocation of Plan earnings. Allocations are based upon the participant's proportionate share of assets in the Plan. Any interest or income earned will accumulate tax-free within the respective account until distribution.

      Participant Loans

      Part of the transfer of the Uniroyal Chemical Company, Inc. Retirement Reserve Plan transfer to the Plan included participant loan balances which were allowed under the Uniroyal Plan. These loans bear interest at a rate equal to 1.0% above the prime rate. Loans are payable within five years except for those used to acquire a principal residence which are payable within fifteen years.

      Investments

      The Plan provides for investment of contributions in ten funds under a program administered by Fleet Investment
Management:

      Fleet Stable Asset Fund This fund invests primarily in guaranteed investment contracts issued by highly rated life insurance companies and also includes the Pyramid GIC Fund maintained by Bankers Trust Company which was part of another investment program that was terminated as of September 15, 1997. The funds will be paid out to the Fleet Stable Asset Fund in installments on April 1, 1999, 2000 and 2001 and will continue to earn interest at the normal blended rate as experienced by the assets invested in the fund.

     Fidelity Advisor Government Fund This fund invests primarily in obligations issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities.

     George Putnam Fund of Boston (Class A shares) This fund's primary objective is to provide a diversified portfolio of stocks and bonds that will provide both capital growth and income.

     Putnam Voyager Fund (Class A shares) This fund's objective is to provide capital appreciation by investing in stocks of companies with above average growth potential.

     Putnam International Growth Fund (Class A shares) This fund's objective is to invest in equity securities of companies located outside the United States.

     Invesco Industrial Income Fund This fund's objective is to provide income with secondary consideration to capital appreciation by investing in stocks, bonds and mortgages.

     Galaxy Growth and Income Fund This fund's objective is to provide high total returns through long-term capital appreciation and income by investing primarily in common stock.

     Galaxy Asset Allocation Fund This fund's objective is to provide a high total return with a combination of income and long term growth in assets held by investing in equity securities, fixed income securities and cash equivalents.

     Galaxy Large Company Index Fund This fund's objective is to provide investment results that mirror investment results of U.S.
common stocks with large stock market capitalizations as represented by the Standard & Poor's 500 Index.

     Galaxy Small Cap Value Fund This fund's objective is to provide long-term capital appreciation by investing in companies that have market capitalization of up to $1 billion.

     Assets in any of the funds may be invested in short term government or other securities pending permanent investment. Earnings on each fund will be reinvested in that fund. Both the Company and participant contributions are invested at the discretion of the participant into any fund the Plan provides.

     Fund transfers can be made on a daily basis in a minimum of 1% increments.

     Benefits

     Upon a participant's normal retirement date, the entire
Individual Account (Basic Company Account, Supplemental Company
Account and Voluntary Participant Account) is payable to the participant.

     If a participant dies while employed with the Company, the participant's beneficiary will receive his entire Individual
Account.


     If employment is terminated for a reason other than retirement, disability or death, participants will receive their entire Basic Company Account and Voluntary Participant Account. In addition, the participants may be entitled to a portion of their Supplemental Company Account, as determined by the vesting criteria. Any forfeited amounts resulting from non-vesting will be allocated to all remaining participants.


(3)  Federal Tax Status

The Internal Revenue Service has determined and has informed the Company by a letter dated November 16, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


(4)   Investments

      Mutual Funds

     The mutual funds sponsored by registered investment companies are recorded at market valuations which are based on published market prices. Purchases and sales are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

     Crompton Corporation Stock Fund

     The Crompton Corporation stock fund is valued at its year-end closing price.

     Stable Asset Fund

     The Stable Asset Funds are valued at cost plus accrued interest. The carrying amount approximates fair value because of the short maturity of those instruments. Interest rates for such investments at the end of 1999 and 1998 was 6.08% and 6.81%, respectively.

     Guaranteed Insurance Contracts

     The guaranteed investment contracts with various insurance companies are valued at contract value which approximates fair value. Such investments earned interest at rates ranging from 5.32% to 8.0% during 1999.

     Investments Exceeding 5% of Net Assets

     The Plan's investments which exceeded 5% of net assets available for plan benefits as of December 31, 1999 and 1998 are as follows:

                                                   1999          1998
         Bankers Trust Co. BT Pyramid
           GIC Fund                             22,415,347      8,332,530
         Fleet Stable Asset Fund                49,372,119     10,906,952
         Putnam International Fund              12,487,042      1,632,226
         George Putnam Fund of Boston           18,120,208     19,025,781
         Putnam Voyager Fund                    51,375,561     29,904,024
         Galaxy Growth and Income Fund          31,197,704      1,488,309
         Galaxy Large Co. Index Fund            19,323,717      3,889,377


(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100% vested in their accounts.


(6)  Administrative Expenses

     Significant costs of plan administration (record keeping fees) are paid by the Company, and Trustee fees are paid by the Plan.


(7)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.


(8)   Party-in-Interest Transactions

      The Fleet Bank and Bankers Trust, are parties-in-interest as defined in Section 3 (14) of the Employee Retirement Income
Security Act of 1974. During the years 1999 and 1998 there were no prohibited party-in-interest transactions.


(9)   Plan to Plan Transfers

      Effective January 1, 1999 the Retirement Reserve Fund Plan of Uniroyal Chemical Company, Inc. was terminated and merged into the Plan. The amounts comprising the entire accounts of the participants in the Uniroyal Plan were transferred by the Trustee to the Plan on January 1, 1999 in a plan to plan transfer. Ingredient Technology Corporation, a wholly owned affiliate of the Company, was sold to Chr. Hansen Holding S.A. in January 1999. Account balances of those employees of Ingredient Technology Corporation were transferred to a successor plan maintained by Chr. Hansen in a plan to plan transfer.



                                                               SCHEDULE I
CROMPTON  CORPORATION
INDIVIDUAL ACCOUNT RETIREMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END-OF-YEAR
DECEMBER 31, 1999

IDENTITY OF ISSUE,     DESCRIPTION OF INVESTMENT INCLUDING
BORROWER, LESSOR       MATURITY DATE, RATE OF INTEREST,             CURRENT
OR SIMILAR PARTY       COLLATERAL, PAR, OR MATURITY VALUE             VALUE

STATE STREET BANK      GUARANTEED INVESTMENT CONTRACTS          $  22,415,347

CROMPTON CORPORATION   COMMON STOCKS                                1,249,412

FLEET INVESTMENT
ADVISORS               STABLE ASSET FUND                           49,372,119

FIDELITY ADVISOR FUNDS ADVISORS GOVERNMENT INVESTMENT FUND CLASS T  6,860,405

PUTNAM  MUTUAL FUNDS   GEORGE PUTNAM FUND OF BOSTON CLASS M SHARES 18,120,208

PUTNAM  MUTUAL FUNDS   PUTNAM INTERNATIONAL FUND                   12,487,042

PUTNAM  MUTUAL FUNDS   PUTNAM VOYAGER FUND CLASS M SHARES          51,375,561

INVESCO                INDUSTRIAL INCOME FUND                       2,707,537

GALAXY                 MONEY MARKET TRUST                              96,996

GALAXY                 ASSET ALLOCATION FUND                        1,631,750

GALAXY                 LARGE COMPANY INDEX FUND                    19,323,717

GALAXY                 GROWTH & INCOME FUND                        31,197,704

GALAXY                 SMALL CAP VALUE FUND                         8,310,366

LOANS RECEIVABLE FROM
 PLAN PARTICIPANTS     LOANS EARN INTEREST AT THE PRIME
                         RATE PLUS 1%                                 732,485

TOTAL INVESTMENTS                                               $ 225,880,649

Party-in-interest - All parties listed above




                         SIGNATURE




    The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                              CROMPTON CORPORATION
                              INDIVIDUAL ACCOUNT RETIREMENT PLAN





Date: June 28, 2000              By:/s/Peter Barna
                                       Peter Barna
                                       Senior Vice President &
                                       Chief Financial Officer